SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9 Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to: Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

ANNOUNCER:

Last year, Central Pacific Financial attempted a hostile takeover of CB Bancshares, Inc. and City Bank.

Now, a public opinion poll of Hawaii residents and Central Pacific’s own business loan customers reveals strong community opposition to the hostile takeover attempt.

When asked if the State of Hawaii should approve the hostile takeover, an overwhelming 79% say “no.”

Central Pacific’s own customers oppose the takeover even more strongly.

Nearly three out of four people say that a hostile takeover is “not the way to do business in Hawaii.”

And expected effects of the takeover include “less service in small communities,” “reduction in service to small business,” “less competition,” “higher bank fees” and “higher loan rates.”

It’s clear that Hawaii views a hostile takeover of City Bank as bad for customers, bad for communities and bad for Hawaii.

For the complete survey, visit CityBankHawaii.com. Investors should read CB Bancshares SEC filings online at sec.gov.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase.” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates of expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Solicitation/Recommendation Statement on Schedule 14D (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares toll-free at 1-877-687-1873. MEMBER FDIC

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